United States securities and exchange commission logo





                             September 20, 2022

       Shaun Mathew
       Partner
       Kirkland & Ellis LLP
       601 Lexington Avenue
       New York, NY 10022

                                                        Re: AIM ImmunoTech Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed September 9,
2022
                                                            File No. 001-27072

       Dear Mr. Mathew:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in your proxy statement.

       Preliminary Proxy Statement on Schedule 14A filed September 9, 2022

       Nominees for Election as Director, page 28

   1. Please state the ages of all director nominees per Item 7(b) of Schedule 14A. See Item
                                                        401(a) of Regulation
S-K.
       Form of Proxy, page A-4

   2. Since a plurality voting standard applies to this election of directors, the proxy may not provide a means to vote
against a nominee. See Rule 14a-4(b)(4). Please revise the form of proxy accordingly.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Shaun Mathew
Kirkland & Ellis LLP
September 20, 2022
Page 2

      Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk at 202-
551-3263.



FirstName LastNameShaun Mathew                            Sincerely,
Comapany NameKirkland & Ellis LLP
                                                          Division of
Corporation Finance
September 20, 2022 Page 2                                 Office of Mergers &
Acquisitions
FirstName LastName